Exhibit 3.24

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF AGENT
AMENDMENT OF LIMITED LIABILITY COMPANY

The limited liability company organized and existing under the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.             The name of the limited liability company is MI SERVICER LP, LLC

2.             The Registered Office of the limited liability company in the State of Delaware is changed to 1209 Orange street (street), in the City of Wilmington , Zip Code 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is THE CORPORATION TRUST COMPANY

By:	/s/ Stephen M. Hedrick
Authorized Person

Name:	Stephen M. Hedrick, Manager
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